TD Securities



TD Prime Services LLC

Statement of Financial Condition

With Report of Independent Registered
Public Accounting Firm

October 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03337

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **11/01/2022** AND ENDING **10/31/2023**

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TD Prime Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Vanderbilt Avenue

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Rosenthal	**212-827-6840**	richard.rosenthal@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Richard Rosenthal_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of _____TD Prime Services LLC_____, as of
10/31_____, 2023____, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



HENRY CHEN
Notary Public - State of New York
NO. 01CH0004648
Qualified in New York County
My Commission Expires Mar 31, 2027

Signature: _____

Title:
Chief Financial Officer
_____

Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TD Prime Services LLC

Statement of Financial Condition

As of October 31, 2023

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of TD Prime Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Prime Services LLC (the Company) as of October 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

December 26, 2023

1

<h1 style="text-align:center">TD Prime Services LLC
Statement of Financial Condition
October 31, 2023</h1>

(In Thousands)

.

Assets

Cash	$	520,433
Cash and securities segregated in compliance with federal regulations		23,500
Deposits with clearing organizations		155,977
Securities borrowed		16,866,117
Securities borrowed from affiliate		169,883
Securities received as collateral, at fair value		3,784,825
Receivable from customers		1,772,507
Receivable from brokers		97,611
Receivable from Affiliates		5,749,991
Securities owned, at fair value		1,901
Other assets		31,645
Total assets	$	29,174,390

Liabilities and Member's Equity

Liabilities

Loan payable to affiliate	$	3,300,000
Securities loaned		8,887,945
Securities loaned to affiliate		1,380,448
Obligation to return securities received as collateral, at fair value		3,784,825
Securities sold under agreement to repurchase, at fair value		8,231,260
Payable to brokers		21,610
Payable to affiliates		6,283
Payable to customers		2,019,495
Accounts payable and accrued expenses		21,132
		27,652,998
Liabilities subordinated to claims of general creditors		1,150,000
Total liabilities		28,802,998
Member's Equity		371,392
Total liabilities and member's equity	$	29,174,390

See accompanying notes to statement of financial condition

TD Prime Services LLC
Notes to Statement of Financial Condition

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1. Organization

TD Prime Services LLC ("TDPS" or the "Company"), is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is primarily engaged in providing brokerage services. The Company's prime brokerage group provides financing, securities lending and other prime brokerage services. The Company self-clears all its customer equity, option and fixed income business through its own account at the Depository Trust Company ("DTCC"), National Securities Clearing Corp ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing foreign custodial relationships for clearance and custody of foreign securities. The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activities.

Additionally, the Company maintains memberships with the NYSE and the NASDAQ Stock Market.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates and assumptions.

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures.* Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating an instrument's fair value in accordance with the various standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

Fair Value Hierarchy
ASC 820, *Fair Value Measurements and Disclosures*, establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

TD Prime Services LLC
Notes to Statement of Financial Conditions

2. Summary of Significant Accounting Policies (continued)

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include equity securities that are traded in an active exchange market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

Cash

Cash consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction.

Cash and securities Segregated in Compliance with Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers. The amount included in cash and securities segregated in compliance with regulations in the Statement of Financial Condition approximates fair value.

Receivables from and Payables to Brokers and Deposits with Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts included in deposits with clearing organizations and receivable from/payable to brokers in the Statement of Financial Condition approximates fair value.

TD Prime Services LLC
Notes to Statement of Financial Conditions

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2. Summary of Significant Accounting Policies (continued)

Receivables from and Payables to Affiliates and Loan Payable to Affiliate

Loan payable to affiliate represents the amount drawn by the Company under its existing $4.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily of interest receivable and interest payable on open securities borrowed and securities lending transactions and amounts due to/from affiliates under Service level Arrangements. See note 6 for additional information on related-party transactions.

Receivable from/Payable to Customers

Receivable from and payable to customers include amounts due in cash and margin accounts. Margin accounts are collateralized by customer securities and are carried at the amount receivable, net of allowance for credit losses (as applicable). Collateral is required to be maintained at a specified minimum level at all times. Included in Receivable from customers is $1.8 million related to accounts the Company maintains for other broker dealers. The Company monitors margin levels and requires clients to provide additional collateral or reduce margin positions to meet minimum collateral requirements if the fair value of collateral declines. Interest is calculated based upon the cost of the securities purchased by the customers on margin, net of any cash the customer has provided to the Company. The allowance for credit losses was not material for the period presented.

Securities Owned, at Fair Value

Securities owned, at fair value, consist of equity securities. These instruments are recorded on a trade date basis.

Securities Borrowed, Securities Borrowed from Affiliate, Securities Loaned, and Securities Loaned to Affiliate

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. The value of cash and other collateral generally exceeds the value of the securities borrowed. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. To the extent a portion of the receivable balance is not over collateralized, an estimate of the allowance for credit losses will be based only on the uncollateralized portion of the receivable balance. The allowance for credit losses on securities borrowed receivables was not material for the period presented. Likewise, with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

TD Prime Services LLC
Notes to Statement of Financial Conditions

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2. Summary of Significant Accounting Policies (continued)

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of the cash collateral advanced or received and adjusted for additional collateral required.

Securities Received as Collateral, at Fair Value and Obligations to Return Securities Received as Collateral, at Fair Value

The Company acts as lender in a securities lending transaction and may receive securities that can be pledged or sold as collateral instead of receiving cash. It recognizes an asset on the Statement of Financial Condition for the market value of those securities (securities received as collateral, at fair value) and recognizes a liability for the same amount to recognize the obligation to return such collateral (obligation to return securities received as collateral, at fair value).

The Company acts as a borrower in a securities borrowing transaction and may provide securities instead of cash as collateral. These transactions are not recognized on the Statement of Financial Condition. The fair value of these securities borrowed on October 31, 2023 was $1.3 billion.

Securities Sold Under Agreement to Repurchase, at Fair Value

Securities sold under agreements to repurchase are treated as collateralized financing transactions on the Statement of Financial Condition. TDPS has elected the fair value option on these transactions as performance on them is evaluated on a fair value basis. See Note 5 for further discussion of the valuation technique associated with these transactions. Such transactions are collateralized by equity and fixed income securities. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. The Company monitors the market value of securities delivered on a daily basis and refunds or obtains additional collateral as appropriate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the Statement of Financial Condition date.

TD Prime Services LLC
Notes to Statement of Financial Conditions

_____

3. New Accounting Standards

Newly issued Accounting Standards Effective in Future Periods:

There are no new accounting standards not yet adopted that are material to the Company as of October 31, 2023.

4. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in note 2.

Other financial instruments are recorded by the Company at amounts which approximate fair value. These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or less active. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. The Company's policy is to recognize transfers in and transfers out as of the beginning of the period of the event or date of the change in circumstance that caused the change in level. There were no transfers into and out of each level of the fair value hierarchy during the year ended October 31, 2023.

At October 31, 2023 there were $8.231 billion of repurchase agreements measured at fair value, which is determined using valuation techniques such as discounted cash flow models using multiple market inputs, including interest rates and spreads. They are classified as Level 2 instruments as inputs are generally observable in quoted markets and can be validated through external sources.

TD Prime Services LLC
Notes to Statement of Financial Conditions

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4. Fair Value Measurements (continued)

The following table presents (in $millions) the level within the fair value hierarchy for each of the Company's assets measured at fair value on a recurring basis as of October 31, 2023:

Description	Total	Level 1	Level 2	Level 3
Assets				
Securities owned at fair value	$ 2	$ 2	$ -	$ -
Securities received as collateral, at fair value	$ 3,785	$ -	$ 3,785	$ -
Liabilities				
Obligation to return securities received as collateral, at fair value	$ 3,785	$ -	$ 3,785	$ -
Securities sold Under Agreements to repurchase, at fair value	$ 8,231	$ -	$ 8,231	$ -

5. Collateralized Financing Transactions

The Company enters into securities borrowing and lending transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including equities, U.S. Government and agency securities, corporate bonds, cash or other collateral.

Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. At October 31, 2023, the fair value of securities received as collateral $20.52 billion, all of which the Company is permitted to sell or re-pledge, of which $167 million was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $13.81 billion, of which $36 million was received from affiliated companies.

TD Prime Services LLC
Notes to Statement of Financial Conditions

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5. Collateralized Financing Transactions (continued)

Offsetting of Collateralized Financing Transactions

Substantially all securities borrowed and loan agreements are transacted under master securities loan agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company could offset securities borrowed and securities loaned transactions with the same counterparty on the Statement of Financial Condition when the transactions have the same explicit maturity date and enforceable netting terms as included in the stock loan agreement. At October 31, 2023, no trades met that criteria so there were no netted transactions.

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged:

Assets - October 31, 2023

(amounts in $millions)	Gross Assets		Amounts Offset in Statement of Financial Condition		Net Amounts Reported in Statement of Financial Condition		Financial Instruments (Up to the Amount of the Related Receivable Balance)		Cash collateral received		Net Amount
Receivables under securities borrowed transactions	$	17,036	$	-	$	17,036	$	16,738	$	- $	298
Securities received as collateral, at fair value	$	3,785	$	-	$	3,785	$	3,785	$	- $	-
Total	$	20,821	$	-	$	20,821	$	20,523	$	- $	298

Liabilities - October 31, 2023

(amounts in $millions)	Gross Liabilities		Amounts Offset in Statement of Financial Condition		Net Amounts Reported in Statement of Financial Condition		Financial Instruments (UP to the Amount of the Related Payable Balance)		Cash collateral paid		Net Amount
Payables under securities loaned transactions	$	10,268	$	-	$	10,268	$	10,025	$	- $	243
Obligation to return securities received as collateral, at fair value	$	3,785	$	-	$	3,785	$	3,785	$	- $	-
Securities sold under agreements to repurchase, at fair value	$	8,231	$	-	$	8,231	$	8,231	$	- $	-
Total	$	22,284	$	-	$	22,284	$	22,041	$	- $	243

TD Prime Services LLC
Notes to Statement of Financial Conditions

_____

5.   Collateralized Financing Transactions (continued)

The columns titled financial instruments represent the fair value of securities pledged and received under repurchase agreements or securities lending agreements. These amounts are not offset in the Statement of Financial Condition, but are shown as a reduction to the net amounts reported in the Statement of Financial Condition for the purpose of deriving a net asset or liability in the above table.

Payable under Securities Loaned Transactions Accounted for as Secured Borrowings:

The tables below represent stock loan agreements by remaining term to maturity and class of collateral pledged as of October 31, 2023.

(amounts in $millions)	Maturity				
	Overnight and continuous	30 days or less	After 30 through 90 days	After 90 days	Gross Contract amount
Securities loaned	$ 10,061	$ 207	$ -	$ -	$ 10,268
Obligation to return securities received as collateral, at fair value	$ 1,925	$ -	$ 524	$ 1,336	$ 3,785
Securities sold under agreements to repurchase, at fair value	$ 8,231	$ -	$ -	$ -	$ 8,231
Total	$ 20,217	$ 207	$ 524	$ 1,336	$ 22,284

	Payable under stock loan agreements
Class of Collateral Pledged	
Equities	$ 18,596
Corporate debt	897
US government	2,791
Total	$ 22,284

6.   Related-Party Transactions

During the year ended October 31, 2023, the Company entered into certain securities borrowing and securities lending agreements with an affiliate. The collateral associated with these agreements can be either cash or other securities. At October 31, 2023, the aggregate fair value of the securities borrowed vs   cash collateral was approximately $167 million, and the aggregate fair value of the securities loaned vs cash collateral was approximately $1.33 billion. All of these agreements mature overnight. The aggregate contract value of such securities borrowed and securities loaned versus cash as collateral, including accrued interest, was approximately $170 million and $ 1.38 billion, respectively. At October 31, 2023, the aggregate fair value of the collateral related to such securities borrowed and the securities loaned vs

TD Prime Services LLC
Notes to Statement of Financial Conditions

_____

6. Related-Party Transactions (continued)

different securities provided as collateral was approximately $182 million and $179 million, respectively. All of these agreements mature overnight.

The Company has an existing $4.0 billion unsecured revolving line of credit agreement with TDH, of which $3.3 billion was drawn as of October 31, 2023. Loans drawn under the line of credit bear interest at the hourly effective federal funds rate. As of October 31, 2023, the Company payable relating to the revolving line of credit was $ 548 thousand. Also, the Company has an existing Non-USD unsecured revolving line of credit with the Bank for up to $360.55 million USD equivalent, of which nothing was drawn as of October 31, 2023.

Affiliates of the Company provide support services under Service Level Agreements ("SLA's") that define the services to be provided by those affiliates and the basis upon which the Company will reimburse them for expenses incurred in providing those services. These services cover a wide variety of operational and administrative functions, including Operations, Risk Management, Finance, Legal, Human Resources and other support functions. One affiliate also provides services such as payment of direct expenses which are reimbursed by the Company. As of October 31, 2023, the Company has a payable to affiliates of $6.3 million, which includes $5.38 million representing amounts owed and due under these SLA's not paid as of that date.

The Company serves as prime broker for one of its affiliates. Under that arrangement, the company provides a margin loan which is fully secured by securities owned by that affiliate that are held in custody by the Company. As of October 31, 2023, the amount loaned to the affiliate was $5.7 billion, which is included in Receivable from affiliates on the Statement of Financial Condition.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1.5 million or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2023, the Company had net capital of approximately $1,168.5 million, which exceeded its requirement of $84.0 million by approximately $1,084 million. At October 31, 2023, the Company's percentage of aggregate debit items to net capital was 27.8%.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. The Company's deposit requirements on October 31, 2023 was $0 and the Company had securities in the amount of $23.4 million segregated in a special reserve account for the exclusive benefit of customers.

The Company has entered into appropriate proprietary accounts of broker-dealers ("PAB") agreements with a clearing firm, and the clearing firm has not given notice to the Company that they did not maintain adequate PAB reserves in order for the Company to classify its proprietary accounts held at the clearing firm as allowable assets in the Company's net capital computations. As a clearing broker-dealer, the Company computes a reserve requirement for PAB. The Company's deposit requirements for PAB

TD Prime Services LLC
Notes to Statement of Financial Conditions

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7. Regulatory Requirements (continued)

customers on October 31, 2023 was $0 and the Company had cash in the amount of $0.1 million segregated in a special reserve account for the exclusive benefit of PAB customers.

8. Subordinated Borrowing

The Company owes TDH the following amount pursuant to subordination agreements approved by FINRA:

Amount	Maturity	Rate
$ 300,000,000	01/31/25	1-month SOFR + 1/8 of 1%
$ 300,000,000	12/01/24	1-month SOFR + 1/8 of 1%
$ 300,000,000	10/15/25	1-month SOFR + 1/8 of 1%
$ 250,000,000	07/08/25	1-month SOFR + 1/8 of 1%

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements is included in payable to affiliates on the Statement of Financial Condition and was immaterial as of October 31, 2023.

9. Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various debt, option and equity transactions for clients as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying Statement of Financial Condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits.

In the normal course of business, the Company's customer activities involve the settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral for loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels

9. Off Balance Sheet Risk and Concentrations of Credit Risk (continued)

daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

10. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

At October 31, 2023, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

11. Commitments and Contingencies

In the normal course of its business, the Company may be named a defendant in lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management, no accruals are necessary as of October 31, 2023 as a loss is not probable.

12. Income Taxes

During 2021, the Company adopted ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, which reduced the cost and complexity related to accounting for income taxes. As a result, TDSU no longer calculates income taxes on its results as a separate legal entity.

13. Subsequent Events

The Company is required by accounting literature (ASC 855, *Subsequent Events)* to evaluate whether events occurring after the Statement of Financial Condition date but before the date the Statement of Financial Condition is available to be issued require accounting as of the balance sheet date or disclosure in the financial statement. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and determined that no such events have occurred.